Exhibit 99.1

TeliaSonera Finland Reaches Agreement with Elisa on New Mobile Interconnection Fees

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 31, 2006--TeliaSonera Finland Oyj (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) has reached an agreement with Elisa Corporation concerning new mobile interconnection fees.

From January 1, 2007, TeliaSonera Finland, will collect mobile interconnection fees of 6.6 cents/min (previously 6.8 cents/min). From January 1, 2007 the interconnection fee of Elisa's mobile networks will be 7.25 cents/min (8.4 cents/min until December 31, 2006).

In the same context, Elisa has announced that Saunalahti's interconnection fee will change on June 1, 2006, to the same as Elisa's interconnection fee, that is, 8.4 cents/min (previously 11 cents/min).

- We are pleased about the fact that the differences in the interconnection fees between the parties are decreasing. The best way to achieve progress in the industry is to focus on developing services and to serve customers. Income transfers between the operators are not the way to steer the profitability of business operations, says Juho
Lipsanen, President of TeliaSonera Finland.

TeliaSonera Finland estimates that the new interconnection pricing has a positive annual effect of more than SEK 200 million (more than EUR 20 million) on the result of mobile communications, assuming the current traffic volumes and that all the changes would take effect simultaneously.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they  relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera Finland
Press Office, +358-2040 602 35